Mail Stop 4561

November 7, 2008

Mr. Robin Raina
President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

>   **Re: Ebix, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed November 4, 2008**
>   **File No. 333-150371**

Dear Mr. Raina:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note that the company issued a secured convertible promissory note to Whitebox VSC on July 11, 2008. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of securities to Whitebox VSC. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the issuance of the convertible note, please explain.

Undertakings, page II-7

2. We reissue comment 4 of our letter dated May 12, 2008. Please revise your Part II section to include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, of Regulation S-K. Note that the Item 512(a)(6) undertaking does not appear to be applicable to this offering.

*   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly

Mr. Robin Raina
November 7, 2008
Ebix, Inc.
Page 2

facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact me at (202) 551-3397. Should you require further assistance, you may contact Mark Shuman at (202) 551-3462 or Barbara Jacobs at (202) 551-3730

Sincerely,

Jay Ingram
Senior Attorney-Advisor

cc: Via Facsimile: (404) 815-3415
        Charles M. Harrell
        Carlton Fields, P.A.